Exhibit 3.1

BATTALION OIL CORPORATION

____________________

Certificate of Amendment
to
Certificate of Designations

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

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SERIES A-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK
(Par Value $0.0001 Per Share)

Battalion Oil Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

Whereas, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time in accordance with its terms and the DGCL, the “Certificate of Incorporation”), the Board has previously authorized the creation and issuance of a series of preferred stock, with a par value of $0.0001 per share, of the Corporation designated as the “Series A-1 Redeemable Convertible Preferred Stock” (the “Series A-1 Preferred Stock”), with terms set forth in that certain Certificate of Designation filed with the Secretary of State of the State of Delaware on September 6, 2023 (the “Certificate of Designations”);

Whereas, on December 14, 2023, the Board duly approved and adopted resolution for purposes of amending certain provisions of the Certificate of Designations (this “Amendment”); and

Whereas, pursuant to Section 4(b) of the Certificate of Designation, the holders of at least two-thirds (66 ⅔%) of the then outstanding shares of Series A-1 Preferred Stock (the “Requisite Series A-1 Holders”), by written consent, approved this Amendment on the terms set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board and in accordance with the provisions of the Certificate of Incorporation and the DGCL, the Certificate of Designations be, and hereby is amended as follows:

1.Section 7(a) of the Certificate of Designations is amended and restated to read as follows:
(a)Each Holder shall have the option from time to time, commencing on the date that is two hundred and forty (240) days after the Issuance Date, exercisable by delivery of written notice to the Corporation substantially in the form attached hereto as Annex A-1 (the “Conversion Notice”), to the extent permitted by applicable law, to convert all or a portion of such Holder’s shares of Series A-1 Preferred Stock into Common Stock at the Conversion Ratio (an “Optional Holder Conversion”); provided that the Corporation shall not be required to honor such request if such Holder has previously delivered a Conversion Notice, in respect of an Optional Holder Conversion, during the same fiscal quarter.
The “Conversion Ratio” means, for each share of Series A-1 Preferred Stock, the quotient of (i) the Liquidation Preference as of the date of the conversion and (ii) the then applicable Conversion Price. The “Conversion Price” shall initially be $7.63, which may be adjusted from time to time as set forth herein.

2.Section 8(a) of the Certificate of Designations is amended and restated to read as follows:
(a)The Corporation has the option in its sole discretion, from time to time other than in connection with a Liquidation and to the extent permitted by applicable law, to redeem all or a portion of the then outstanding shares of Series A-1 Preferred Stock, for an amount per share of Series A-1 Preferred Stock equal to the Redemption Price, subject to a holder’s right to elect conversion set forth below. The “Redemption Price” means (a) for the period commencing on the Issuance Date and ending on the date that is one hundred and nineteen (119) days after the Issuance Date, one hundred percent (100%) of the Liquidation Preference at such time; (b) for the period commencing on the day that is one hundred and twenty (120) days after the Issuance Date and ending on the date that is two hundred and thirty-nine (239) days after the Issuance Date, one hundred and two percent (102%) of the Liquidation Preference at such time; (c) for the period commencing on the day that is two hundred and forty (240) days after the Issuance Date and ending on the first (1st) anniversary of the Issuance Date, one hundred and five percent (105%) of the Liquidation Preference at such time; (d) for the period commencing on the day immediately after the first (1st) anniversary of the Issuance Date and ending on the second (2nd) anniversary of the Issuance Date, one hundred and eight percent (108%) of the Liquidation Preference at such time; and (e) any time after the second (2nd) anniversary of the Issuance Date, one hundred and twenty percent (120%) of the Liquidation Preference at such time.
The Corporation may exercise its redemption option under this Section 8(a) by delivery of written notice to the Holders in the form attached as Annex B (the “Redemption Notice”), provided, however, that, to the extent permitted pursuant to Section 7(a), the Holders shall have five (5) Business Days from the date of receipt of any such Redemption Notice to, in lieu of being paid the cash Redemption Price, elect to convert the shares of Series A-1 Preferred Stock subject to such Redemption Notice and in accordance with Section 7(a). Such redemption shall be completed on a date specified in the Redemption Notice, which shall be not less than ten (10) and not more than twenty (20) Business Days following the date of the Redemption Notice. If the Corporation redeems only a portion of the then outstanding shares of Series A-1 Preferred Stock, the shares of Series A-1 Preferred Stock subject to such redemption shall be allocated pro rata among the outstanding shares of Series A-1 Preferred Stock.
3.Clauses (i) through (iii) of Section 8(b) of the Certificate of Designations are amended and restated to read as follows:
(i)At any time on or prior to the two hundred fortieth (240th) day following the Issuance Date, upon the occurrence of a Change of Control, at the option of the Corporation, either (A) each Holder shall have all of their shares of Series A-1 Preferred Stock redeemed in exchange for, exchanged for or converted into the right to receive a cash payment per share of Series A-1 Preferred Stock equal to the Redemption Price as of such date or (B) each Holder shall be entitled to receive the same form and amount of consideration such Holder would have received pursuant to the applicable acquisition agreement if, immediately prior to the record date for payments relating to such Change of Control, such share of Series A-1 Preferred Stock had been converted into a number of shares of Common Stock equal to the quotient of (1) the Liquidation Preference as of such date multiplied by one hundred and seven point five percent (107.5%) and (2) the VWAP over fifteen (15) consecutive trading days ending on the third (3rd) trading day prior to the closing of the Change of Control transaction.

(ii)At any time after both the two hundred fortieth (240th) day following the Issuance Date and the end of the Term Loan Restricted Period, upon the occurrence of a Change of Control, the Corporation shall offer each Holder a cash payment per share of Series A-1 Preferred Stock equal to the Redemption Price (the “Mandatory CoC Redemption Offer”); provided, however, that, notice of such Mandatory CoC Redemption Offer shall be provided to each Holder at least ten (10) Business Days prior to the consummation of such Change of Control and the Holders shall have five (5) Business Days from the date of receipt of any such notice to, in lieu of being paid the cash Redemption Price, elect to receive from the acquirer in the Change of Control transaction the same form and amount of consideration such Holder would have received pursuant to the applicable acquisition agreement if, immediately prior to the record date for payments relating to such Change of Control, such share of Series A-1 Preferred Stock had been converted into a number of shares of Common Stock at the Conversion Ratio (“CoC Conversion Consideration”).
(iii)At any time after the two hundred fortieth (240th) day following the Issuance Date and prior to the end of the Term Loan Restricted Period, upon the occurrence of a Change of Control that occurs, the Corporation shall have the option to offer each Holder a cash payment per share of Series A-1 Preferred Stock it holds equal to the Redemption Price (the “Optional CoC Redemption Offer”). The Corporation shall notify each Holder at least ten (10) Business Days prior to the consummation of such Change of Control if it is electing to exercise the Optional CoC Redemption Offer, and the Holders shall have five (5) Business Days from the date of receipt of any such notice to, in lieu of being paid the cash Redemption Price, elect to receive the CoC Conversion Consideration from the acquirer in the Change of Control transaction in connection with the consummation of such Change of Control. If the Corporation does not elect to offer the Optional CoC Redemption Offer, the Holder shall be entitled to receive the CoC Conversion Consideration from the acquirer in the Change of Control transaction in connection with the consummation of such Change of Control.
4.	All other provisions of the Certificate of Designation shall remain in full force and effect.

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IN WITNESS WHEREOF, Battalion Oil Corporation has caused this Certificate of Amendment to Certificate of Designations to be duly executed this 15th day of December, 2023.

BATTALION OIL CORPORATION

By:	/s/ Matthew B. Steele
Name:	Matthew B. Steele
Title:	Chief Executive Officer

[Signature Page to Certificate of Amendment to Certificate of Designations]